UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pigeonly, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 18, 2013

Physical address of issuer
701 Bridger Ave, Suite 690, Las Vegas, NV 89101

Website of issuer
www.pigeon.ly

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
March 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
17

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	**$ 252082.06**	$ 469,561.35
Cash & Cash Equivalents	**$101,637.07**	**$ 93,362.29**
Accounts Receivable	**$411.90**	$
Short-term Debt	**$126,400**	**$ 126,792.36**
Long-term Debt	**$ 3,289,573**	**$ 2,506,120**
Revenues/Sales	**$ 1,856,804.31**	**$ 1,747,701.98**
Cost of Goods Sold	**$ 690.296.99**	**$ 719,331.39**
Taxes Paid	**$ 4,616.66**	**$ 32,197.13**
Net Income	**$ 1,033,711.01**	**$ 989,363.34**

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 9, 2018

FORM C

Up to $250,000.00

Pigeonly, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pigeonly, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive (i) a fee in the amount of five percent (5%) of all funds raised in this Offering and (ii) a commission equivalent to two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive Equity interest equal to 2% of the total Securities issued as part of such Successful Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.pigeon.ly no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 9, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions,

7

expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.pigeon.ly

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pigeonly, Inc. (the "Company") is a Delaware Corporation, formed on June 18, 2013.

The Company is located at 701 Bridger Ave, Suite 690, Las Vegas, NV 89101.

The Company's website is www.pigeon.ly.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company provides low-cost inmate communications services to people who have an incarcerated loved one. The Company charges a subscription fee for its services which its clients have the option to pay monthly, quarterly, semi-yearly or yearly.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	250,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	250,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 31, 2018
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

* The number of Securities ultimately issued is subject to adjustment pending Republic's 2% commission.

The price of the Securities has been determined by the Company arbitrarily and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result

from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alfonzo Brooks, Founder and CFLO, and Frederick Hutson, Founder and CEO of the Company. The Company has employment agreements with Alfonzo Brooks and Frederick Hutson and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Alfonzo Brooks and Frederick Hutson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all,

could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new services to meet those changes, and respond to competitive innovation.
Consumer preferences our services change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer services that appeal to consumer preferences. If we do not offer services that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved services to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our services could decrease, which could materially and adversely affect our sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new services. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service

mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these services. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, and disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high-quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for testing our server solutions is challenging. Occasionally, our design may fail to deliver products of the quality that our customers require. For example, a coding error may result in our product malfunctioning or being offline. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to

represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a

majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company provides low-cost inmate communications services to people who have an incarcerated loved one. The Company charges a subscription fee for its services which its clients have the option to pay monthly, quarterly, semi-yearly or yearly.

Business Plan
The Company is committed to bringing the best user experience to its customers through an affordable, simple-to-use website that helps people stay in touch with their incarcerated loved ones. The Company's business strategy leverages its unique insight into the inmate services market to develop and design a platform that meets the needs of its user base while also satisfying prison institutions' security requirements. Specifically, the Company's consumer-facing platform lowers the cost of expensive prison calls and allows people to send their inmate photos, greeting cards, postcards and other paper products right from a cell phone, tablet or computer.

History of the Business

The idea of Pigeonly was born while Frederick Hutson was serving time in federal prison for the illegal distribution of marijuana.

It was this experience that showed him firsthand how difficult and expensive it was for inmates to stay connected with their closest friends and family and how that isolation led to higher recidivism rates, negatively impacting communities. When released from prison Frederick Hutson, along with his cofounder Alfonzo Brooks, decided to take on this problem and build a service with the support of the NewMe business accelerator program in San Francisco to provide low cost commendation services to the family and friends of inmates. This is how the idea of Pigeonly was born.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pigeonly Talk time	Lowers the cost of expensive prison phone calls by providing customers with a low-cost VoIP phone number that automatically connects all the inmates phone calls to the customer's cell phone or landline	People who have an incarcerated loved one.
Pigeonly Photos	Allows users to send high-quality, print photos from a customer's mobile phone, computer, or Facebook. The photos are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Postcards	Allows customers to create and send an inmate unique, printed postcards with their favorite photos. They can add a personalized message and even include a short video.	People who have an incarcerated loved one.
Pigeonly Letters	Allows customers to type and send messages to their inmate right from their cell phone, computer. Letters are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Greeting Cards	Allows customers to create customized greeting cards that they can send to their inmate. Cards are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.
Pigeonly Articles	Allows customers to send online articles or webpages at the touch of a button. The web pages are automatically printed and shipped to the inmate.	People who have an incarcerated loved one.

We have no new products in development.

We offer our products and services directly to the consumer via our online website.

Competition

The Company's primary competitors are Inmate Aid, Cons Call Home, and Prison Call Connect.

We face significant competition from many companies that compete directly and indirectly with us with respect to the services we provide. We compete with other small and large service providers that offer the same or similar products and services. Some of our indirect competitors have significantly greater financial, marketing, personnel and other resources than we do, however, unlike Pigeonly many of our competitors have a poor online reputation and limited name recognition. Our success depends on strong brand recognition and price to value performance, backed by a strong customer service satisfaction reputation.

Supply Chain and Customer Base

Although our consumables and supplies essential to the Company's business are generally available from multiple sources, we get better pricing dealing with single or limited vendors.

Our customers are the family and friends of people who are incarcerated / currently serving time in prison.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5054977	IC 009. US 021 023 026 036 038. G & S: Downloadable mobile application that allows users to upload and edit digital images and purchase prints of the digital images for delivery to others. IC 035. US 100 101 102. G & S: Providing a web-based	Pigeonly	December 12, 2013	October 4, 2016	United States of America

	online portal that allows customers to register for telephone, electronic mail and video conferencing services. IC 038. US 100 101 104. G & S: Providing voice over Internet Protocol (VOIP) services accessed by means of an access number; providing Voice over Internet Protocol (VOIP) services where a local phone number in a customer's calling area is linked with a long-distance phone number via means of call forwarding; Providing text messaging services; Providing e-mail services; Providing a web-based online portal that allows users to send and receive electronic mail. IC 040. US 100 103 106. G & S: Digital photo				

	printing services. IC 042. US 100 101. G & S: Providing a web site that gives computer users the ability to upload and edit digital images and purchase prints of the digital images for delivery to others; Providing a website featuring on-line non-downloadable software that enables users to access databases and online directories providing information regarding correctional facilities and those held there.				

Governmental/Regulatory Approval and Compliance

We are subject to federal, state and local laws and regulations. Typically, licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

None

Other

The Company's principal address is 701 Bridger Ave, Suite 690, Las Vegas, NV 89101

The Company has customers all over the world and operates out of Nevada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised, it does not account for fees paid to the intermediary or escrow agent and any other third party contracted with to preform services in association with the Offering..

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Estimated Attorney Fees	5.00%	$2,500	5.00%	12,500
General Marketing	60.00%	$30,000	60.00%	$150,000
General Working Capital	30.00%	15,000	30.00%	$75,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Rashid Galadanci
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board member from 3/2017- to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Rashid Galadanci has served as the Principal at The Social Entrepreneur fund 3/2014 to present.

Education
Rashid has a B.A. from Dartmouth College where he studied political economy of emerging markets.

Name
Benjamin Todd Jealous

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board member from 11/2014 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Benjamin Todd Jealous is the former president and CEO of the NAACP and senior partner at Kapor Capital 2014 – present.

Education
 Jealous holds a B.A. in political science from Columbia University.

Name
Erik Moore

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board member from 11/2014 – to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Erik Moore founder and Managing Director of Base Ventures 6/2012 - present.

Education

Erik Moore holds a B.A. from Dartmouth College, and dual graduate degrees---an M.B.A. from the Wharton School and an M.A. in International Studies-French from the Lauder Institute of Management and International Studies at the University of Pennsylvania.

Name
Frederick Hutson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, CEO and Board Member 6/2013 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO of Pigeonly 2013 to present.

Education
No formal education after High School.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alfonzo Brooks

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CFLO 6/2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Fulfillment and Logistics Officer of Pigeonly 2013 to present.

Education
AA General Studies, AAS Avionic Systems Technology Community College of the Air Force

---

Name
Frederick Hutson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO 6/2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder and CEO of Pigeonly 2013 to present.

Education
No formal education after High School

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 18 employees in Nevada, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	2,500,000
Voting Rights	Yes*
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	24.2522%

*Class A Common Stock have super voting rights, which are 7:1 in comparison to all other voting stock.

Type of security	Class B Common Stock
Amount outstanding	2,915,468
Voting Rights	Yes
Anti-Dilution Rights	No

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	27.2207%

Type of security	Series AA Preferred Stock
Amount outstanding	4,892,871
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. In the majority of equity financing round scenarios, the incumbent owners' percent equity ownership decreases while the overall value of the total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	47.4652%

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Deutsche Bank Americas Foundation
Amount outstanding	$500,000.00
Interest rate and payment schedule	5.0% per annum
Amortization schedule	3-year term with amortizing principal payments ($100,000 due one year from closing, $200,000 due two years from closing, and the final $200,000 due at three years from closing).
Describe any collateral or security	N/A
Maturity date	January 15, 2020
Other material terms	N/A

Type of debt	Renegotiated debt
Name of creditor	Resurgent Capital
Amount outstanding	$97,600.00
Interest rate and payment schedule	$800/month
Describe any collateral or security	N/A
Maturity date	Until paid in full
Other material terms	N/A

Type of debt	Equipment Lease
Name of creditor	Financial Pacific
Amount outstanding	$50,528.52
Payment Schedule	$1200 per month
Amortization schedule	N/A
Describe any collateral or security	Fuji Printer
Maturity date	June 15, 2021
Other material terms	

Type of debt	Equipment Lease
Name of creditor	Xerox
Amount outstanding	$29,300.64
Payment Schedule	$600 per month
Amortization schedule	N/A
Describe any collateral or security	Xerox Printer
Maturity date	December 15, 2021
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	100,000	$100,000	Business Development	February 17, 2015	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	2,485,000	$2,485,000.00	Business Development	April 29, 2015	Reg. D
SAFE (Simple Agreement for Future Equity)	817,500	$817,500	Business Development	January 26, 2017	Reg. D

Valuation
The Company has not conduct any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is broadly held amongst 2 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Frederick Hutson	24.2522%
Alfonzo Brooks	24.2522%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____
The Company intends to achieve profitability in the next 12 months by increasing its investments in online and offline marketing efforts to target potential customers that have loved ones incarcerated in Federal, State and County jails.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically expanding our online and offline marketing efforts to attract potential customers that have a loved one in Federal, State and County jails. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: A $500k low interest, growth capital loan.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised.

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 3,000,000 shares of Class A Common Stock, par value $0.00001 per share, of which 2,500,000 shares will be issued and outstanding, (ii) 14,310,000 shares of Class B Common Stock, par value $0.00001 per share, of which 2,915,468 shares will be issued and outstanding, and (iii) 5,400,000 shares of Series AA Preferred Stock, par value $0.00001 per share, of which 4,892,871 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $4,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $15,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $15,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $15,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) $15,000,000 by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Securities, any Securities into which they are convertible, or any rights contained therein may not be transferred by the Purchaser without the prior written consent of the Company.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE

PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons.

Conflicts of Interest

The Company has not engaged in transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

N/A

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Frederick Hutson
_____
(Signature)

Frederick Hutson
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Frederick Hutson
_____
(Signature)

Frederick Hutson
_____
(Name)

CEO
_____
(Title)

2/8/2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page

EXHIBIT A

Financial Statements

Pigeonly, Inc.

Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 6, 2018

To: Board of Directors, Pigeonly Inc.
        Attn: Frederick Hutson
                frederick@pigeon.ly

Re: 2017-2016 Financial Statement Review
        Pigeonly Inc.

We have reviewed the accompanying financial statements of Pigeonly Inc (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


PIGEONLY, INC.

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report - (Unaudited)


	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$2,675	$1,681
Restricted cash	100,000	100,000
Accounts receivable	412	0
Other receivables	4,489	5,779
Total Current Assets	107,565	107,460
Non-Current Assets:		
Property and equipment, net	154,807	389,090
Trademarks	11,751	11,751
Security deposits	8,780	8,780
Total Non-Current Assets	175,338	409,621
TOTAL ASSETS	$282,903	$517,081
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Current portion of long-term debt	$8,622	$7,080
Short-term debt with founder	28,000	0
Accounts payable	279,427	251,311
Accrued expenses	115,951	205,838
Deferred rent	0	21,120
Deferred revenue	167,760	108,491
Total Current Liabilities	599,760	593,840
Non-Current Liabilities:		
Long-term debt	24,468	33,090
TOTAL LIABILITIES	624,228	626,930
Stockholders' Equity (Deficit):		
Common stock, 17,100,000 shares authorized (3,000,000 of Class A common stock and 14,310,000 of Class B common stock), par value $0.00001; 2,500,000 shares of Class A and 2,915,468 shares of Class B issued and outstanding as of December 31, 2017 and 2016	54	54
Preferred stock, 5,400,000 shares authorized, par value $0.00001; 4,892,891shares issued and outstanding as of December 31, 2017 and 2016	49	49
Additional paid-in-capital	3,280,328	3,280,338
Additional paid-in-capital – SAFE (see Note 7)	3,289,573	2,485,000
Accumulated deficit	(6,911,329)	(5,875,290)
Total Stockholders' Equity (Deficit)	(341,325)	(109,849)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$282,903	$517,081


See accompanying notes to the financial statements.


PIGEONLY, INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2017 and 2016

See accompanying Accountant's Review Report - (Unaudited)

	2017	2016
Revenues, net	$1,740,725	$1,665,517
Cost of revenues	690,297	668,331
Gross profit	1,050,428	997,186
General and administrative	1,607,050	1,712,133
Marketing	85,889	147,612
Depreciation and amortization	365,015	77,253
Total Operating Expenses	2,048,954	1,936,998
Operating Loss	$(998,526)	$(9396,812)
Interest Expense, net	37,513	57,340
Net Loss	$(1,036,039)	$(997,152)

See accompanying notes to the financial statements.

PIGEONLY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report - (Unaudited)

	Common Stock		Preferred Stock					
	Shares	Common Stock	Shares	Preferred Stock	APIC	APIC-Warrants	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2015	5,415,468	$54	4,892,891	$49	$3,280,338	$2,210,000	$(4,878,138)	$612,303
Issuance of SAFE (see Note 7)	0	0	0	0	0	275,000	0	275,000
Net Loss	0	0	0	0	0	0	(997,152)	(997,152)
Balance as of December 31, 2016	5,415,468	54	4,892,891	49	$3,280,338	$2,485,000	(5,875,290)	(109,849)
Issuance of SAFE (see Note 7)	0	0	0	0	0	804,573	0	804,573
Net Loss	0	0	0	0	0	0	(1,036,039)	(1,036,039)
Balance as of December 31, 2017	5,415,468	$54	4,892,891	$49	$3,280,328	$3,289,573	$(6,911,329)	$(341,325)

See accompanying notes to the financial statements.

PIGEONLY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report - (Unaudited)

Cash Flows From Operating Activities	2017	2016
Net Loss	$(1,036,039)	$(997,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	266,717	256,254
Changes in operating assets and liabilities:		
(Increase) decrease in restricted cash	0	100,022
(Increase) decrease in accounts receivable	(412)	0
(Increase) decrease in other receivables	1,290	52,414
(Increase) decrease in security deposits	0	2,840
Increase (decrease) in accounts payable	28,116	(94,416)
Increase (decrease) in accrued expenses	(89,887)	138,893
Increase (decrease) in deferred rent	(21,120)	21,120
Increase (decrease) in deferred revenue	59,269	54,613
Net Cash Used In Operating Activities	(792,066)	(465,412)
Cash Flows From Investing Activities		
Purchase of property and equipment	(32,433)	(114,817)
Net Cash Used In Investing Activities	(32,433)	(114,817)
Cash Flows From Financing Activities		
Proceeds from borrowings from founder	28,000	0
Borrowing repayments	(7,080)	(4,466)
Proceeds from issuance of SAFEs	804,573	275,000
Net Cash Provided By Financing Activities	825,493	270,534
Net Change In Cash and Cash Equivalents	994	(309,695)
Cash and Cash Equivalents, at Beginning of Period	1,681	311,376
Cash and Cash Equivalents, at End of Period	$2,475	$1,681
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$37,513	$57,340
Cash paid for income taxes	$0	$0

See accompanying notes to the financial statements.

PIGEONLY, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report - (Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Pigeonly, Inc.. (which may be referred to as the "Company", "we," "us," or "our") incorporated on June 18, 2013 ("Inception") in the State of Delaware. The Company's headquarters is located in Las Vegas, Nevada. The Company provides simple, affordable ways for individuals to stay in touch with individuals. Services include sending photos, post cards, letters, greeting cards or information such as articles from the internet as well as providing customers with a low-cost voice over internet ("VoIP") phone number that automatically connects the inmates phone calls to the customer's cell phone or landline.

Since Inception, the Company has relied on securing loans and selling securities to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, proceeds from bank borrowings (see Note 5) and proceeds from prior sales of equities (see Note 7) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Restricted Cash

The Company is required to maintain a cash balance of $100,000 that is restricted to pay for the amounts borrowed under the Company's credit card. The balance due on the Company's credit card is included in the balance sheet in an account titled "Accounts Payable."

Accounts Receivable

Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no allowance was recorded as all receivables are expected to be collected.

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss in reflected in income for the period.

Intangible Assets

Intangible assets include costs to acquire trademarks and are reported at costs. The Company's trademarks have indefinite useful lives are not amortized. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested periodically for impairment.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting*"*, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment as of December 31, 2017 and 2016 consisted of the following:

	December 31,	
	2017	**2016**
Furniture and fixtures	$ 336,524	$ 336,524
Equipment	72,052	69,746
Computer equipment	48,040	48,040
Software licenses	40,048	40,048
Leasehold improvement	288,709	258,582
	785,373	752,940
Less accumulated depreciation	(630,566)	(363,850)
	$ 154,807	$ 389,090

Depreciation expense totaled $365,015 and $77,253 for the years ended December 31, 2017 and 2016, respectively.

NOTE 4 – TRADEMARKS

Trademarks as of December 31, 2017 and 2016 included capitalized costs of $11,751.

NOTE 5 – DEBT

Loans payable

During 2017, the Company entered into an agreement to borrow $500,000 from a bank to enable the Company to grow its business. The interest rate is 5% per year and interest is due quarterly. The Company received the proceeds of the loan in January 2018.

Capital Lease

During 2016, the Company entered into a capital lease agreement for the purchase of equipment. The term is 5 years.

The following table summarizes future maturies of debt for each of the next five years and thereafter as of December 31, 2017:

Fiscal Year		Future Minimum Lease Payments
2018		$ 108,622
2019		210,499
2020		212,785
2021		1,184
Thereafter		0
Total		$ 533,090

NOTE 6 –COMMITMENTS AND CONTINGENCIES

Lawsuits, Claims and Regulatory Inquiries

The Company is party to lawsuits, claims and regulatory inquiries that arise in the ordinary course of conducting its business. The ultimate outcome of these other legal matters pending against the Company cannot be predicted, and although such lawsuits and claims and regulatory inquiries are not expected individually to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity, such lawsuits could have, in the aggregate, a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity. Whether or not the Company ultimately prevails in any particular lawsuit or claim, litigation or regulatory inquiry can be time consuming and costly and injure the Company's reputation.

Lease Commitments

The Company leases office space in Las Vegas, Nevada.

The following table summarizes the Company's non-cancellable operating leases for each of the next five years and thereafter as of December 31, 2017:

Fiscal Year		Future Minimum Lease Payments
2018		$ 118,953
2019		122,525
2020		115,390
Thereafter		0
Total		$ 356,868

NOTE 7 – STOCKHOLDERS' DEFICIT

The Company has the following classes of equity outstanding:

Common stock

Common stock shares are common voting shares primarily issued to founding members, early employees and as performance-based equity. There are 5,415,468 shares of common stock outstanding as of December 31, 2017. A total of 17,100,000 shares have been authorized. There are 2,500,000 shares of Class A Common Stock and 2,915,468 shares of Class B Common Stock outstanding as of December 31, 2017 and 2016.

Preferred stock

Preferred stock has the same voting rights and are senior to the common stock of the Company. The Company has 4,892,871 shares of Series AA preferred stock outstanding as of December 31, 2017 and 2016.

Additional Paid-in-Capital – SAFE / Completed SAFE Offering

The Company sold 3,400,000 units of Simple Agreements for Future Equity ("SAFEs") for net proceeds totaling $3,289,573 (the "SAFE Offering").

Upon each future equity financing (an "Equity Financing"), the Company will issue to the investor either (1) a number of shares of standard preferred stock equal to the amount of the SAFE divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of Safe preferred stock equal to the purchase price of the SAFE divided by the price per share equal to the valuation cap divided by the capitalization of the Company ("SAFE Price"), if the pre-money valuation is greater than the valuation cap. The valuation cap for SAFE's sold in 2017 is $4,000,000 and for SAFE's sold prior to 2017 the valuation cap is $12,000,000.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2013 stock compensation plan ("2013 Plan") which permits the grant or option of shares to its employees for up to 2,020,172 shares of restricted common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Individuals who own stock representing over 10% of the voting power of the Company will have stock options issued at a price no less than 100% of the current fair market value. Also, these options will expire in five versus ten years. Stock awards generally vest over one to four years.

The Company has 571,830 options outstanding to purchase Class B common stock with an exercise price of $0.05 per share and vest over four years and expire in ten years. All options were issued in 2014 and were issued at the then current fair market value. Options issued in 2014 expire during 2024. As of December 31, 2016, all stock options had vested. Options convert into Class B shares of non-voting common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model.

The Company has an outstanding warrant which entitles an investor to purchase 315,543 shares of Series AA preferred stock of the Company for a purchase price per share of $0.00001. The warrant expires ten years after the original date of grant which is February 4, 2023.

The Company has an outstanding warrant which entitles an investor to purchase 708,597 shares of Class B common stock of the Company for a purchase price per share of $0.00001. The warrant expires ten years after the original date of grant which is February 10, 2015.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2017, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2017 or 2016.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 10 – RELATED PARTY TRANSACTIONS

From time-to-time, the Company has entered into various short-term loan agreements with the founder. As of December 31, 2017, $28,000 of short-term debt consisted of a loan between the founder and the Company. The loan was repaid subsequent to December 31, 2017.

NOTE 11 – GOING CONCERN

Since inception, the Company has relied upon debt financing to fund operating losses. As of December 31, 2017, the Company had not achieved profitable results and the Company will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, bank borrowings (see Note 5), additional debt and/or equity financings, and funds from revenue producing activities. There are no assurances that the Company will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 12 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to 250,000 Simple Agreement for Future Equity ("SAFEs") for up to $250,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $250,000 maximum. The company must receive minimum commitments from investors in order receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through February 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

1

EXHIBIT B

Offering Page



Company Name	Pigeonly
Logo	
Headline	The affordable way to search, find & communicate with an incarcerated loved one
Cover photo	



Hero Image



Tags   Social Impact, Veteran Founders, Tech, B2C, Messaging

Pitch text

Deal Highlights:

- Over the past 4 years Pigeonly became the largest independent prison services provider
- Connecting 100k + prison inmates on the Pigeonly platform
- Secured $5M in VC funding from well known Silicon Valley investors
- Saving families over $8MM in predatory phone fees
- 10,000+ active subscribers
- $150k+ in monthly revenue
- Backed by Y Combinator, 500 Startups, Social Capital, Kapor Capital, and others

A $4 Billion Problem:

Almost 10% of the American population (or 27 million people) have at least one friend or family member that is currently serving time in a US prison or jail. This group collectively spends over $4 billion per year financially supporting their inmate. Not only is the cost too expensive for most Americans to afford, it is also overcomplicated and inconvenient to maintain regular communication with their incarcerated loved one.

Data Powered Solutions for Inmate Services:

Pigeonly is the leader in providing families with easy to use, low-cost inmate communication services, disrupting the predatory billion dollar prison inmate services/communication industry.


Search, find & connect with your inmate.
SEARCH NOW
Pigeonly
Search for your inmates
Search
Edit
TM
Terry Marshall

We provide people with a simple to use consumer facing website that allows subscribers to search, find and send printed photos, letters, greeting cards, postcards and even online articles right from any cell phone, tablet or computer with a few clicks of a button. We also provide a low cost VoIP phone solution for expensive prison phone calls. Our proprietary technology, Haystac™, is the underlying technology that allows us to identify inmates across any Federal, State or County penal system.

How Our Core Intellectual Property Works:

Haystac™

The core of our business is an inmate API called Haystac™ which searches and organizes thousands of Federal, State, and County records per day; extracting the information needed to identify and determine the location of 1MM + inmates across 17K prison facilities in real time.


Public Record
Proprietary Data Engine
Useable Data
Pigeonly Database

This makes it possible for our users to easily search, find and connect with their incarcerated loved one using one or all of our 6 consumer facing products.

Subscription Business Model:

We're tackling a $4 billion market comprised of all related inmate services. Unlike our competitors, we are an independent service provider not reliant on having contracts with prison facilities. This allows us to stay mission focused while meeting the needs of our subscribers (the family and friends of prison inmates).

We have a subscription business model which allows customers to subscribe to one of three plans based on their unique needs and how often they communicate with their inmate. On average our subscription profit margins are 60-80%, and our goal is to reach 250k subscribers over the next 24 months, with a target of $40 Million in gross revenue.

- **"Choose 2" Plan**
  For $7.99/month subscribers can choose any 2 of our 6 services.
- **"Choose 4" Plan**
  For $14.99/month subscribers can choose any 4 of our 6 services.
- **All Access Plan**
  For $19.99/month subscribers get access to all 6 services.

Our Customers



"Thanks to Pigeonly I will be spending way less and won't have to worry about money . The service was easy and super helpful. I highly recommend it to anyone who has an incarcerated loved one."

- Kim Bostic

"Awesome service. They go above and beyond to keep me in touch with the person I love. Thank you guys sincerely, I will continue to use this service."

- Jenny Ellerbe





"People use Facebook all the time, i use Pigeonly. For me to go to any other store, get the envelope, get the stamp, takes all day. I could be sitting on my phone, pick out a couple pictures and i'm done. 10 minutes versus me running all around town. Priceless."

- Rachida Tucker

"Thank God for this company, its rough when your love one is serving time and the phone services charges extreme amounts to talk…Until now, Pigeonly is here for us and helps…"

- Sonya King



Business Traction

Consistent year-over-year growth since 2013

With subscribers in over 88 countries we've built a reputation by helping families stay connected during the most difficult times in their lives, providing the support studies confirm aid prisoners post-release outcomes and lower recidivism rates.

Since launch, Pigeonly has maintained constant and steady revenue growth with subscribers in the US and internationally. Revenue growth has been an average of 20% year-over-year since 2013.



"The above projections for 2018 are based on the Company's historical data and rely solely upon the management's judgement. No third party has assisted with these projections and investors should not rely on them as they are merely a type of forward looking statement."

Our future plans are focused on expanding our footprint beyond the Federal prison system to the 1.8 million inmates that are in State prisons and country jails. Our plan also include introducing a payments product that will allow families to to send their inmate money for little to no cost, a solution to the high money transfer fees.



Pigeonly's Facility Coverage
2013 - 2016
Federal Only
2016 - 2017
Federal & State
Target Facility Coverage
Federal, State & County



- Pigeonly now supports every Federal, State and County jail in the United States, over 17k facilities.
- We process over 2 million phone minutes and ship over 100k photos per month
- We are expecting an 50% increase in our daily subscribers and revenue in 2018

Backed by Y Combinator, 500 startups, Social Capital
and other prominent investors.



Y Combinator



Kapor Capital



Base Ventures



TSEF



TSEF



500 Startups



Social Capital



PCC Funds



Graph Ventures

A few notable Angel investors.



Louis Beryl
Founder and CEO of
@Earnest. Former Partner
@Andreessen Horowitz.



Alex Chang
Co-founder of @Boostable.
Co-founded and sold @Social
Amp. Worked previously at
@Daylife which was acquired by
@NewsCred. Studied CS at
@Columbia University



Scott & Cyan Banister
Seed investors; Founder
@IronPort @Topsy; Board
Member @PayPal @Postmates



Matt Wyndowe
Head of Product Partnerships @Uber.
Previously Product @Facebook New
York, Product Mgr @Facebook
Games, Director of BD at
@Facebook, @Stanford University
MBA/d.school.



Josh Hannah
General Partner at @Matrix
Partners; Founder & Director
at @Betfair.com; Entrepreneur
and Investor. Gambler, guy
who knows how to do
a lot of things.



Umang Gupta
Umang is a well known
entrepreneur and public
company CEO from the
enterprise software industry,
who also wrote the first business
plan for Oracle

A letter from the founder...



Hello,

It's important that you know how passionate I am about providing families with an affordable, easy way to stay in touch with an incarcerated loved one.

It was my entrepreneurial spirit that often led me to new opportunities, I started and sold my first company when was 19 years old. However it was also my desire to attain the American dream on my terms that took me down the wrong path and at 23 I was sentenced to federal prison for the illegal distribution of 3,000 kg of marijuana.

It was this life changing experience that showed me first hand how difficult and expensive it was to stay connected with my family and friends on the outside and how inmates in isolation led to higher recidivism rates, negatively impacting communities. With no other options I decided to build a solution that would positively affect the lives of people no one else was paying attention to – inmates and their families. The idea of Pigeonly was born.

Today, (5 years later) we have customers in 88 countries and have grown Pigeonly into one of the country's largest independent inmate services providers, saving families over $2 million a year in high phone fees. Needless to say, we're excited about the new products we plan to introduce and the heights we'll reach in the future. My team and I are always looking forward but are also extremely proud of what we have built and accomplished to date.

I'll always be humbled by our beginnings and, more importantly, by people like you who make a choice to use and invest in Pigeonly and the impact we'll continue to make.



Team

	Frederick Hutson	Founder / Head of product	A born entrepreneur, that launched and sold his first business at the age of 19 while on active duty in the Air Force. Passionate about building products that solve real problems
	Alfonzo Brooks	Co-founder / Head of Fulfillment	Has worked for a homeland security strategy unit in the Air Force. A hands-on leader that actively managed teams of over 20 personnel. Maintained the inventory of high-level assets and created deployment processes for critical missions.
	Cortnei Howard	Director of Customer Service	With nearly 10 years of management experience, with both management and customer support roles at Capital One and Bank of America. Responsible for driving customer satisfaction across all company channels and products.
	Marc Ford	Head of Engineering	Passionate full-stack web developer, with 10+ years experience building production applications. Worked with a diverse mix of technologies, infrastructures, and personality types. Studied computer science at USF.
	Ruigie Bilaro	Head of User Experience &	Detail oriented, energetic, team engaged designer with 9+ years of experience in the design field. Extremely proficient

	Design	with the Adobe suit & Sketch for marketing assets + rapid prototyping wireframes and design.

Perks

$100	One month free Pigoenly "All Access" plan for you or a friend
$250	Everything included above plus an exclusive Pigeonly Investor T-shirt
$500	Everything included above plus an exclusive Pigeonly Investor Hoodie
$1,000	6 months free Pigeonly "All Access" plan for you or a friend and exclusive Pigeonly Investor T-shirt and Hoodie
$5,000	12 months free Pigeonly "All Access" plan for you or a friend and exclusive Pigeonly Investor T-shirt and Hoodie
$10,000	12 months free Pigeonly "All Access" plan for you or a friend and lunch with the founders in Las Vegas
$25,000	Fly to Las Vegas ($500 flight value) and have lunch with the Pigeonly team.
$50,000	Join Pigeonly product advisory board.

FAQ

Does Pigeonly work at all prisons?	Yes, Pigeonly's platform supports all County, State and Federal prisons.
Can prisons block Pigeonly's products or services?	No, in fact on September 26 2013 the FCC's Wireline Bureau released a ruling stating the arbitrary blocking of VoIP phone providers is NOT AUTHORIZED regardless of whether or not the phone number is a local number or a non-local number to the correctional facility. Read in full [HERE].
How does Pigeonly's phone service work?	Pigeonly is a FCC registered phone company (FRN No. 0023106578). We provide our subscribers with a secure telephone number that offers the lowest rate for the inmate callers facility. When an inmate calls a pigeonly number we automatically connect that call to our customer existing land line or cell phone allowing them to benefit from the lowest rates for your loved one's facility. By using a Pigeonly number, your inmate will be able to call you at the most affordable rates possible and can avoid paying inflated prison phone rates.

Does Pigeonly rely on winning or securing government contracts with prisons?

No, Pigeonly business model is unique as we do not seek or need to secure contracts with the prisons. All of our products and services work with and do not circumvent any of the prison existing infrastructure.